FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated May 17, 2002 announcing the acquisition of a plant in South Korea by Lafarge's Korean affiliate, Lafarge Halla Cement Corporation.

LAFARGE

PRESS RELEASE

Paris, May 17 2002

Lafarge reinforces its presence in South Korea

Lafarge Halla Cement Corporation, the Korean affiliate of Lafarge, has announced the acquisition of a clinker[1] producing plant from KDB (Korea Development Bank) for an amount of 52,3 millions d'euros (60.11 billion Korean Won), which will be paid in installments over a period of 5 years. The Singi plant has a clinker capacity of 1.55 million tonnes a year. Built in 1993, it is located in Samchok, in the North East of the country, in the same region as Lafarge Halla's Okke cement plant (7.5 million tonnes annual cement production capacity).

The current South Korean cement market demand remains high. With the successful acquisition of the plant, Lafarge Halla has a total production capacity of 8.3 million tonnes of clinker. This acquisition will further increase the market share of Lafarge Halla. Lafarge is also present via its joint-venture «Tong Yang Cement Corporation Ltd, Co.», which owns a cement plant in the North East of the country with an annual production capacity of 11 million tonnes.

Lafarge Halla will pursue operations of the plant and focus at the same time on safety and environmental protection. The employees will be integrated into Lafarge Halla through training programs.

Lafarge is present in South Korea in its cement business and is also the leader in gypsum wallboard, with plants in Yosu and Ulsan. Lafarge is the world leader in building materials, and employs 83,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €13.7 billion in 2001. More information is available on: www.lafarge.com

MEDIA CONTACTS:	INVESTOR RELATIONS:
Denis Boulet: : 33-1 44-34-94-14	James Palmer : 33-1 44-34-11-26
denis.boulet@lafarge.com	***james.palmer@lafarge.com***
Véronique Doux: : 33-1 44-34-19-47 *veronique.doux@lafarge.com*	Danièle Daouphars:33-1 44-34-11-51 *daniele.daouphars@lafarge.com*

[1] *Clinker is the intermediate product from which cement is manufactured.*

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number R01-049 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

Lafarge (Registrant)

By: ______________________

Name: Jean-Pierre Cloiseau

Title: Senior Vice President, Finance